Filed by Humana Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Humana Inc.

Commission File No.: 001-05975

Date: September 1, 2015

The following FAQs were made available on Humana’s internal website on September 1, 2015:

As we continue to navigate the proposed combination of Aetna and Humana, a wide variety of questions are naturally emerging. That’s why we created a series of FAQs for regular distribution via Hi! and other internal channels. Our goal is to provide accurate answers in the timeliest manner possible. If you would like to review previous FAQs, you can do so at the FAQ link.

At this time, very few specifics about post transaction business operations are known. There will be a joint Aetna/Humana integration team established, and when specific details are available, we are committed to sharing them. Please send future questions to associatecommunications@humana.com.

Thank you for your ongoing passion, dedication and engagement as we look forward to a bright future.

Benefits

Q:	What will happen to the company 401(k) matching funds or safe harbor investments for associates that are not vested, if, or when, the merger is finalized?

A:	You are always vested in your own contributions to the plan and, after two years of service, you are fully vested in the Humana company matching contributions. Once vested, the savings in your account are always yours and cannot be forfeited. We do not yet know the details of how retirement plans will work post-closing.

Q:	Is there a possibility with the Humana/Aetna merger that those who have 401(k) loans can have the stock sold from within their 401(k) portfolios, and repay the 401(k) loans during this transition?

A:	Regulations do not permit reallocating money within the plan to pay a plan loan. The only way to repay a 401(k) plan loan with plan assets would be to take a withdrawal from the plan and then use that money to pay the loan in full. There are limited circumstances when active participants are permitted to take a withdrawal from the plan. Regulations do permit active associates who are age 59 1⁄2 to make a withdrawal from the plan, so this money could be re-contributed to the plan to pay off the loan, provided the loan balance was paid in full.

Transaction Related

Q:	Is there an SEC filing where employees can read the terms of the deal?

A:	On August 28, Humana and Aetna filed a joint proxy statement with the U.S. Securities and Exchange Committee (SEC) that contains a description of the terms of the proposed combination of Humana and Aetna. A copy of the joint proxy statement can be obtained either through the website maintained by the SEC (http://www.sec.gov) under Humana’s filings, or via the “Investor Relations” section of Humana’s website by clicking on the caption “SEC Filings and Financial Reports” in the right hand margin and then clicking on “Proxy Statements”.

Humana Specific

Q:	The previous FAQ documents informed us that the Humana severance policy for impacted severance-eligible associates includes two weeks of pay per year of service (with a minimum of four weeks, and a maximum of 52 weeks of severance pay). Based on that description, I have two follow-up questions: Is the number of service years determined in whole years, or are the months rounded to the nearest year? And, for impacted employees who are granted severance, what happens to the health insurance benefits in which they are currently enrolled?

A:	Severance payout is based on the associate’s number of completed years of service with Humana as of the severance effective date. Months are not rounded up to the next year. Impacted associates enrolled in medical, dental and vision benefits are eligible to continue coverage on the same cost-sharing basis as an active associate during their severance period (equal to the number of weeks of pay the associate is eligible to receive). After that period expires, they will be eligible for COBRA.

Q:	In the event of any sort of lay-off, for those who receive severance packages, will accumulated, unused PTO time be paid in addition to the severance? Does the 52-week limit encompass the PTO time as well?

A:	Any accrued, unused PTO is calculated and paid out to you in a lump sum payment upon termination that is separate from severance. For example, if someone has 26 years of service, and 6 weeks of PTO, the associate would receive 52 weeks of severance pay plus the 6 weeks of accrued, unused PTO. You should note that accrual of PTO is subject to the maximum PTO balance limits set forth in Humana’s Paid Time Off policy, which can be accessed through the Associate Benefits Center.

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Q:	If my job is eliminated, will Humana let me stay on my H-1B until I find another job?

A:	Under the law, there is no “grace period” that United States Citizenship and Immigration Services (“USCIS”) allows for H-1B visa holders to remain in the U.S. once employment with the H-1B petitioner has terminated. At the time any new employer seeks to file a change of employer H-1B petition on a foreign worker’s behalf, the H-1B worker is required to show evidence of maintenance of status (both providing services to the H-1B employer, and being paid by the employer).

Q:	Humana provides immigration support (work visas, green card sponsorship) to certain associates in qualifying professional roles. Will processing of my immigration matter continue between now and the transaction closing date? Will the company’s support of work visas and green cards continue after the close of the Humana/Aetna merger?

A:	At this time, Humana will continue to operate business as usual and will adhere to its normal processes with regard to sponsorship of work visas (including visa extensions) and green cards for qualifying roles. As we near the close date, if there are any changes, we will inform managers and associates as applicable.

We are unable to speculate with regard to Aetna’s immigration sponsorship philosophy. The proposed transaction is currently expected to close in the second half of 2016. Once the integration planning process is underway, planning and evaluation of existing immigration matters for associates on work visas and/or in the green card process would likely occur as part of that overall integration planning process.

Q:	What will happen to my approved H-1B visa or my PERM/I-140? Will there be an opportunity to upgrade from EB-3 to EB-2?

A:	Again, we cannot speculate with respect to Aetna’s philosophy on immigration sponsorship. Regarding current H-1B visas or approved PERMs and I-140:, generally speaking, there are USCIS provisions regarding mergers and acquisitions. Depending on the nature of the merger or acquisition transaction, if a new employer is deemed by USCIS to be a qualifying successor in interest to the previous employer, the new employer assumes all rights and obligations with regard to the previous employer’s immigration matters. USCIS provides clear and comprehensive guidance as to how to update nonimmigrant visas and green cards to reflect the new employer following a merger or acquisition, where such actions are necessary.

EB-2 (employment-based, second preference) sponsorship is determined by the employer’s education/experience requirements for each specific role and is not based merely on the foreign national’s professional qualifications. The level of sponsorship provided is not a matter of company policy. As such, we cannot speculate on whether or not EB-2 sponsorship would be available, as it is always entirely dependent upon the role a person holds and the requirements for the role.

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Important Information for Investors and Stockholders

These materials do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Aetna Inc. (“Aetna”) and Humana Inc. (“Humana”), on August 28, 2015, Aetna filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, containing a joint proxy statement/prospectus of Aetna and Humana, and each of Aetna and Humana has filed and will file other documents with respect to the proposed acquisition of Humana. The registration statement was declared effective on August 28, 2015, and Aetna and Humana commenced mailing the definitive joint proxy statement/prospectus to Humana’s stockholders and Aetna’s shareholders on or about September 1, 2015. INVESTORS AND SECURITY HOLDERS OF AETNA AND HUMANA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents filed with the SEC by Aetna or Humana through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-2402. Copies of the documents filed with the SEC by Humana are available free of charge on Humana’s internet website at http://www.Humana.com or by contacting Humana’s Investor Relations Department at 502-580-3622.

Aetna, Humana, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Humana is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 6, 2015, and its Current Report on Form 8-K, which was filed with the SEC on April 17, 2015. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015, its proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 3, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on May 19, 2015, May 26, 2015 and July 2, 2015. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus of Aetna and Humana filed with the SEC and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

These materials contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,”

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“may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Aetna’s and Humana’s control.

Statements in these materials regarding Aetna and Humana that are forward-looking, including projections as to the anticipated benefits of the pending transaction, increased membership as a result of the pending transaction, the impact of the pending transaction on Aetna’s and Humana’s businesses and share of revenues from government business, the impact of the transaction on Aetna’s and Humana’s operating earnings per share, earnings before interest, taxes, depreciation and amortization (“EBITDA”), revenues and parent cash flows, the synergies from the pending transaction, and the closing date for the pending transaction, are based on management’s estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond Aetna’s and Humana’s control. In particular, projected financial information for the combined businesses of Aetna and Humana is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Aetna or Humana. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory approval that may be required for the proposed acquisition is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Aetna’s and Humana’s ability to achieve the synergies and value creation contemplated by the proposed acquisition; Aetna’s ability to promptly and effectively integrate Humana’s businesses; the diversion of management time on acquisition-related issues; unanticipated increases in medical costs (including increased intensity or medical utilization as a result of flu or otherwise; changes in membership mix to higher cost or lower-premium products or membership-adverse selection; medical cost increases resulting from unfavorable changes in contracting or re-contracting with providers (including as a result of provider consolidation and/or integration); and increased pharmacy costs (including in Aetna’s and Humana’s health insurance exchange products)); the profitability of Aetna’s and Humana’s public health insurance exchange products, where membership is higher than Aetna or Humana projected and may have more adverse health status and/or higher medical benefit utilization than Aetna or Humana projected; uncertainty related to Aetna’s and Humana’s accruals for health care reform’s reinsurance, risk adjustment and risk corridor programs (“3R’s”); the implementation of health care reform legislation, including collection of health care reform fees, assessments and taxes through increased premiums; adverse legislative, regulatory and/or judicial changes to or interpretations of existing health care reform legislation and/or regulations (including those relating to minimum MLR rebates); the implementation of health insurance exchanges; Aetna’s and Humana’s ability to offset Medicare Advantage and PDP rate pressures; and changes in Aetna’s and Humana’s future cash requirements, capital requirements, results of operations, financial condition and/or cash flows. Health care reform will continue to significantly impact Aetna’s and Humana’s

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business operations and financial results, including Aetna’s and Humana’s pricing and medical benefit ratios. Key components of the legislation will continue to be phased in through 2018, and Aetna and Humana will be required to dedicate material resources and incur material expenses during 2015 to implement health care reform. Certain significant parts of the legislation, including aspects of public health insurance exchanges, Medicaid expansion, reinsurance, risk corridor and risk adjustment and the implementation of Medicare Advantage and Part D minimum medical loss ratios (“MLRs”), require further guidance and clarification at the federal level and/or in the form of regulations and actions by state legislatures to implement the law. In addition, pending efforts in the U.S. Congress to amend or restrict funding for various aspects of health care reform, and litigation challenging aspects of the law continue to create additional uncertainty about the ultimate impact of health care reform. As a result, many of the impacts of health care reform will not be known for the next several years. Other important risk factors include: adverse changes in health care reform and/or other federal or state government policies or regulations as a result of health care reform or otherwise (including legislative, judicial or regulatory measures that would affect Aetna’s or Humana’s business model, restrict funding for or amend various aspects of health care reform, limit Aetna’s or Humana’s ability to price for the risk it assumes and/or reflect reasonable costs or profits in its pricing, such as mandated minimum medical benefit ratios, or eliminate or reduce ERISA pre-emption of state laws (increasing Aetna’s or Humana’s potential litigation exposure)); adverse and less predictable economic conditions in the U.S. and abroad (including unanticipated levels of, or increases in the rate of, unemployment); reputational or financial issues arising from Aetna’s and Humana’s social media activities, data security breaches, other cybersecurity risks or other causes; Aetna’s and Humana’s ability to diversify Aetna’s and Humana’s sources of revenue and earnings, transform Aetna’s and Humana’s business model, develop new products and optimize Aetna’s and Humana’s business platforms; adverse changes in size, product or geographic mix or medical cost experience of membership; managing executive succession and key talent retention, recruitment and development; failure to achieve and/or delays in achieving desired rate increases and/or profitable membership growth due to regulatory review or other regulatory restrictions, the difficult economy and/or significant competition, especially in key geographic areas where membership is concentrated, including successful protests of business awarded to Aetna or Humana; failure to adequately implement health care reform; the outcome of various litigation and regulatory matters, including audits, challenges to Aetna’s and Humana’s minimum MLR rebate methodology and/or reports, guaranty fund assessments, intellectual property litigation and litigation concerning, and ongoing reviews by various regulatory authorities of, certain of Aetna’s and Humana’s payment practices with respect to out-of-network providers and/or life insurance policies; Aetna’s and Humana’s ability to integrate, simplify, and enhance Aetna’s and Humana’s existing products, processes and information technology systems and platforms to keep pace with changing customer and regulatory needs; Aetna’s ability to successfully integrate Aetna’s businesses (including Humana, Coventry, bswift LLC and other businesses Aetna may acquire in the future) and implement multiple strategic and operational initiatives simultaneously; Aetna’s and Humana’s ability to manage health care and other benefit costs; adverse program, pricing, funding or audit actions by federal or state government payors, including as a result of sequestration and/or curtailment or elimination of the Centers for Medicare & Medicaid Services’ star rating bonus payments; Aetna’s and Humana’s ability to reduce administrative expenses while maintaining targeted levels of service and operating performance; failure by a service

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provider to meet its obligations to us; Aetna’s and Humana’s ability to develop and maintain relationships (including collaborative risk-sharing agreements) with providers while taking actions to reduce medical costs and/or expand the services Aetna and Humana offers; Aetna’s and Humana’s ability to demonstrate that Aetna’s and Humana’s products and processes lead to access to quality affordable care by Aetna’s and Humana’s members; Aetna’s and Humana’s ability to maintain Aetna’s and Humana’s relationships with third-party brokers, consultants and agents who sell Aetna’s and Humana’s products; increases in medical costs or Group Insurance claims resulting from any epidemics, acts of terrorism or other extreme events; changes in medical cost estimates due to the necessary extensive judgment that is used in the medical cost estimation process, the considerable variability inherent in such estimates, and the sensitivity of such estimates to changes in medical claims payment patterns and changes in medical cost trends; a downgrade in Aetna’s or Humana’s financial ratings; and adverse impacts from any failure to raise the U.S. Federal government’s debt ceiling or any sustained U.S. Federal government shut down. For more discussion of important risk factors that may materially affect Aetna, please see the risk factors contained in Aetna’s 2014 Annual Report on Form 10-K (“Aetna’s 2014 Annual Report”) on file with the Securities and Exchange Commission (“SEC”). You should also read Aetna’s 2014 Annual Report and Aetna’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Aetna’s historical results of operations and financial condition. For more discussion of important risk factors that may materially affect Humana, please see the risk factors contained in Humana’s 2014 Annual Report on Form 10-K (“Humana 2014 Annual Report”) on file with the SEC. You should also read Humana’s 2014 Annual Report and Humana’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, on file with the SEC, for a discussion of Humana’s historical results of operations and financial condition.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Aetna or Humana. Neither Aetna nor Humana assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

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